FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: April 21, 2008

Exhibit 99.1

ReneSola Increases Full Year Production Output and Revenue Guidance

    Company Also Announces Six-Year Wafer Supply Agreement with Topray Solar

JIASHAN, China, April 17, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading Chinese manufacturer of solar wafers, today announced the Company is increasing its previously issued full year production output and revenue guidance for 2008. Full year production output for 2008 is now expected to be in the range of 310 megawatts (MW) to 320 MW, up from the Company’s previously issued guidance of 300 MW. Net revenues for 2008 are expected to be in the range of US$530 million to US$550 million, as compared to the Company’s previously issued guidance of US$480 million.

ReneSola also announced it has signed a six-year wafer supply agreement with Shenzhen Topray Solar Co., Ltd. (“Topray Solar”). Under the terms of agreement, ReneSola will supply Topray Solar with 105 MW of solar wafers over a six-year period commencing in mid-2008. Topray Solar is a China-listed manufacturer of solar cells, modules and other photovoltaic products with its headquarters in Shenzhen, China.

“Demand for ReneSola’s solar wafers continues to grow, as evidenced by our recently announced wafer supply agreements,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Measures to increase our wafer production capacity remain on schedule and our secured feedstock supports our planned output. As we maintain a positive outlook for 2008, we are upwardly revising our production output and revenue guidance.”

The agreement with Topray Solar follows the Company’s recently announced wafer supply agreements with Ningbo Solar and Eoplly New Energy. ReneSola has agreed to provide the three companies with a total of 315 MW of solar wafers over the next six years.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading solar wafer manufacturer in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers, which are thin sheets of crystalline silicon material primarily used in the production of solar cells. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA.L). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai

ReneSola Ltd

Tel: +86-573-8477-3061

E-mail: charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86-10-8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel: +1-212-880-5363

E-mail: jeremy.bridgman@ogilvypr.com

In the UK:

Mr. Tim Feather

Hanson Westhouse Limited

Tel: +44-0-20-7601-6100

E-mail: tim.feather@hansonwesthouse.com